UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            MAGNA INTERNATIONAL INC.
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                                (Name of Issuer)

                        CLASS A SUBORDINATE VOTING SHARES
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                         (Title of Class of Securities)

                                   559222 401
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                                 (CUSIP Number)

                                  John Gunning
                            Magna International Inc.
                                 337 Magna Drive
                             Aurora, Ontario L4G 7K1
                                 (905) 726-7278
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                              Kenneth G. Alberstadt
                            111 Broadway, 18th Floor
                            New York, New York 10006
                                 (212) 404-7566

                                 August 29, 2003
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 559222 401

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     FRANK STRONACH
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Austria
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               7    SOLE VOTING POWER

                    5,538,285
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  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1300
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           5,538,285
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1300
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,539,585
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTION.

This statement is being filed by the reporting person with respect to the Class A Subordinate Voting Shares, without par value (the "Class A Shares"), of Magna International Inc. (the "Company"). The reporting person previously reported beneficial ownership of Class A Shares on Schedule 13G and terminated such reporting when his beneficial ownership of Class A Shares declined below 5%. The reporting person disclaims beneficial ownership of substantially all of the Class A Shares that are the subject of this statement, and the filing of this statement is not intended to reflect an acknowledgment that the reporting person has subsequently acquired beneficial ownership of in excess of 2% of the Class A Shares in any 12-month period.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Class A Shares. The principal executive offices of the Company are located at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

ITEM 2. IDENTITY AND BACKGROUND.

(a)        This Schedule 13D is being filed by Frank Stronach, an individual.

(b) The principal business address of the reporting person is Badener Strasse 12, Oberwaltersdorf, Austria 2522.

(c) The reporting person is a partner of Stronach & Co, an entity that provides consulting services to certain subsidiaries of the Company. In addition, the reporting person is the Chairman of the Board of the Company, the Chairman of the Board of MI Developments Inc. ("MID") and the Chairman of the Board of Magna Entertainment Corp. ("MEC"). The Company designs, develops and manufactures automotive systems, assemblies, modules and components and engineers and assembles complete vehicles. MID is a real estate operating company engaged in the ownership, development, management, leasing, expansion and acquisition of income-producing industrial and commercial properties. MID is the successor to the Company's real estate division and operated as an autonomous business unit within the Company prior to distribution of the capital stock of MID to the shareholders of the Company on August 29, 2003. MEC operates thoroughbred and standardbred racetracks; supplies, via simulcasting, live racing content to the inter-track, off-track and account wagering markets; and owns and operates a television network focused exclusively on horse racing.

(d)-(e) During the last five years, the reporting person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        The reporting person is a citizen of Austria.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

See Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

100,000 Class A Shares are held by the reporting person directly. Such shares were acquired by the reporting person on August 26, 2003 upon partial exercise of an option (the "Option") that was issued to the reporting person by the Company on November 5, 1999 in partial consideration for his services as Chairman of the Company. The reporting person paid the US$51.00 per share purchase price under the Option with respect to such Class A Shares using personal funds.

100,000 Class A Shares (the "Option Shares") remain subject to the Option. The Option will become vested and exercisable with respect to the Option Shares on November 5, 2003.

726,829 Class A Shares are issuable upon conversion of an equivalent number of Class B Shares held by a corporation wholly owned by the Stronach Trust, a family trust, as more fully described below. 697,929 of such Class B Shares were beneficially owned by the Stronach Trust on the date as of which the reporting person last filed a statement on Schedule 13G with respect to the Class A Shares. Beneficial ownership of the remainder of such Class B Shares was acquired during the period from February 16, 1996 to April 1, 2002 in the open market using internally available funds. The Class B Shares owned by the Stronach Trust are held for investment purposes; however, by virtue of owning such shares, the Stronach Trust is able to elect all of the directors of the Company and therefore is able to exercise control over the Company.

A total of 4,519,716 Class A Shares are held or issuable upon conversion of Class B Shares held by the Employees Deferred Profit Sharing Plan (US) (the "US DPSP") of the Company and the Magna Deferred Profit Sharing Plan (Canada) (the "Canadian DPSP" and, together with the US DPSP, the "Plans"). Class A and Class B Shares are purchased and sold by the Plans in the ordinary course of their investment activities on behalf of employees of the Company participating in the Plans on an ongoing basis. The Class A and Class B Shares held by the Plans were acquired through contributions from the Magna International Inc. Trust, which in turn acquired such shares in the open market using funds contributed to such trust by the Company. The reporting person is not a beneficiary of either Plan.

91,740 Class A Shares are issuable upon conversion of an equivalent number of Class B Shares held by 865714 Ontario Inc. ("865714"), en entity that was incorporated to provide a continuing separate vehicle for the acquisition of capital stock of the Company and the sale thereof to members of Company management. The Class B Shares owned by 865714 are held for such general purpose. A portion of such Class B Shares were acquired from a departing executive of the Company in a private transaction and the remainder of such Class B Shares were acquired in the open market, in each case using internally available funds.

1300 Class A Shares are held by Elfriede Stronach, the spouse of the reporting person. Such shares were purchased in the open market using personal funds. The Class A Shares owned by Elfriede Stronach are held for investment purposes.

The reporting person (in his capacity as Chairman of the Board of the Company or otherwise) may, from time to time, communicate with the Company's management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of the Class A Shares. The reporting person may from time to time acquire or dispose of beneficial ownership of additional Class A Shares in the open market, in privately negotiated transactions or otherwise.

Except as indicated in this Schedule 13D, the reporting person currently has no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The reporting person holds 100,000 Class A Shares directly. The reporting person is the beneficial owner of an additional 100,000 Class A Shares constituting the Option Shares.

           The reporting person acts as one of four trustees of the Stronach Trust. The remaining trustees of the Stronach Trust are members of the reporting person's family. The Stronach Trust owns all of the outstanding shares of 445327 Ontario Limited ("445327"), of which the reporting person is the sole director. 445327 holds 726,829 Class B Shares of the Company, such shares representing approximately 56.5% of the total votes carried by the Class A Shares and the Class B Shares. 865714 beneficially owns 91,740 Class A Shares issuable upon conversion of an equivalent number of Class B Shares held by it, with respect to which Class B Shares the Company exercises dispositive power pursuant to a unanimous shareholder agreement.

           The reporting person and Belinda Stronach, who is the President and Chief Executive Officer of the Company and an immediate family member of the reporting person, act as two of the three trustees of the US DPSP, which holds 1,764,142 Class A Shares.

           The Canada Trust Company is the trustee of the Canadian DPSP, which beneficially owns 2,755,574 Class A Shares (including 111,444 Class A Shares issuable upon conversion of an equivalent number of Class B Shares held by it). The Canada Trust Company has the power to vote the Class A Shares held by the Canadian DPSP. However, as Chairman of the Company, the reporting person has the right to direct The Canada Trust Company with respect to the voting and disposition of the Class A Shares held by the Canadian DPSP.

           Elfriede Stronach holds 1300 Class A Shares.

           The reporting person disclaims beneficial ownership of all Class A Shares that are or may be deemed to be beneficially owned by the Stronach Trust, 445327, the Company, 865714, the Plans or Elfriede Stronach. Assuming the beneficial ownership of all Class A Shares as to which beneficial ownership is disclaimed herein, the reporting person is the beneficial owner of 5,539,585 Class A Shares, representing 5.8% of the Class A Shares (determined in accordance with Rule 13d-3).

(b) The reporting person may be deemed to have shared voting and dispositive power with respect to the Class A Shares held by Elfriede Stronach. The reporting person may be deemed to have sole voting and dispositive power with respect to all other Class A Shares that are the subject of this statement.

(c) During the sixty days preceding the filing of this statement, the reporting person did not acquire any securities of the Company other than pursuant to the partial exercise of the Option, as described herein.

(d)-(e)    Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 5, 2003

                                            /s/ Frank Stronach
                                            ------------------------------------
                                            Frank Stronach